ADVANTEST CORPORATION Shin-Marunouchi Center Building， 1-6-2 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Phone:+81-3-3214-7500 Facsimile:+81-3-3214-7705

September 11, 2009
Mr. Brian R. Cascio Accounting Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-5546 U.S.A.

Re:	Advantest Corporation Form 20-F: For the Year Ended March 31, 2009 File Number: 001-15236

Dear Mr. Cascio:

I refer to your letter dated August 31, 2009 relating to Advantest Corporation’s (the “Company”) annual report on Form 20-F for the fiscal year ended March 31, 2009 (the “2008 Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 26, 2009.

Set forth below is our response to your comments.  To assist you in the reviewing process, I have preceded each response with a copy (in bold type) of the comment as stated in your letter.

Form 20-F: For the Year Ended March 31, 2009

Item 5.  Operating and Financial Review

Non-recurring Charges Related to Cost Reduction Initiatives, page 35

Impairment of Long-Lived Assets, page 39

1.
We note your discussion on pages 35 and 39 about concerns over the prolonged deterioration of your business environment in fiscal 2008 and the implementation of an organizational restructuring that resulted in inventory write-downs of ¥9 million, voluntary retirement benefits of ¥5 million and impairment losses on long-lived assets and goodwill of approximately ¥14 million.  Please tell us and disclose in future filings the methodologies and significant assumptions used to determine the amounts of the restructuring and impairment charges.  In addition, tell us how these amounts agree with the amounts included in your statements of operations and cash flows on pages F-6 and F-8.

The Company’s Response

We recognized certain non-recurring charges in connection with the Company’s organizational restructuring, as set forth below.

(Millions of Japanese Yen)

	5.A. OPERATING RESULTS	Consolidated Statements of Operations		Consolidated Statements of Cash Flows
Line Item		Restructuring and impairment charges	Cost of sales	Restructuring and impairment charges

Inventory write-down	8,715	A			8,715
Voluntary termination benefit	5,064	A	5,064			5,064
Impairment losses on long-lived assets and goodwill	13,866	A	8,724		5,142	13,866
			13,788	B		18,930	C

A           As presented in Item 5.A.
B           As presented on F-6
C           As presented on F-8

Inventory write-down
Inventory write-downs primarily represent reduction of carrying amount of obsolete inventory to its net realizable value based on its assessment at the individual item level. The write-downs were included in cost of sales as disclosed in note (4) on page F-18.

Voluntary termination benefit
As part of cost reduction measures under the rapidly deteriorated business environment, the Company commenced a program to incentivize employees to voluntarily retire or resign. In February 2009, the Company offered special lump-sum termination benefits to employees who applied under the program. The benefits offered were not subject to pre-existing contractual arrangements.  All of the employees who applied for the program terminated their service prior to March 31, 2009, and were paid out in April 2009.  As disclosed on page 40 and F-38 of the 2008 Form 20-F, the Company accounted for the special termination benefits under SFAS No. 88 “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”. The voluntary special termination benefit totaled ¥5,064 million.  The Company disclosed the nature and accounting for this in note (15) on page F-38 and included in the line items titled “Restructuring and impairment charges” as part of operating expenses.

Impairment losses on long-lived assets and goodwill
On page F-12 of the 2008 Form 20-F, the impairment losses of long-lived assets were determined in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.

When we assess impairment, we take into consideration the structure of the Company’s organization and vertical integration of different aspects of the Company’s non memory test systems, burn-in type test systems, and mechatronics business.  The Company’s decision to group assets reflect the inter-connectivity of its manufacturing, distribution and selling efforts for different types of products and services.  In response to the rapid deterioration of the Company’s business environment, the Company identified indicators of impairment of certain asset groups. The indicators become apparent in the fourth quarter caused by multiple factors including: 1) the rapid downturn of customer orders due to customers’ deferral of their capital expenditures; 2) downward revisions to projected orders by major customers; and 3) bankruptcy of two major customers. Because of these unforeseen developments, the Company’s forecast of its business worsened significantly.

The impairment loss of goodwill was recognized for the burn-in type test system reporting unit, which is included in the semiconductor and component test system segment. The impairment loss is included in “Restructuring and impairment charges” on the consolidated statements of operations, and the consolidated statements of cash flows. It is also discussed in note (6) on page F-19.

Classification of impairment losses
The classification of impairment losses of long-lived assets and goodwill was determined based on the nature and purpose of the impaired assets. The impairment losses of ¥8,724 million and ¥5,142 million are included in “Restructuring and impairment charges” and “Costs of sales” on the consolidated statements of operations, respectively (based on the functional activities of the related assets). We described the facts and circumstances leading to the impairment and the Company’s methodology for determining fair value in note (1)(k) on page F-12.

Overall, in response to your comments, we will improve our disclosure of the restructuring and impairment charges in future filings.

2.	In addition, tell us where you have disclosed the “organizational restructuring” and all related charges in the footnotes to your financial statements.

The Company’s Response

The  organizational restructuring and related charges were not exit or disposal activities as contemplated under SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”.

Due to a sudden shift in demand for the Company’s products combined with its projections for sustained deterioration in its businesses, we undertook certain actions to streamline the Company’s operations and change the Company’s organization to enable us to return to profitability in future years.  The actions we have taken are non-recurring in nature and represent a significant change in the Company’s businesses.  However, we neither anticipate nor have exited businesses or discontinued product lines.  We classified expenses associated with voluntary special termination benefits and certain impaired long-lived assets as “Restructuring and impairment charges”, an operating expense.  We did not incur costs associated with involuntary, one-time termination benefits or cancellation of contractual arrangements such as operating leases.

Furthermore, there were no consolidation or integration of subsidiaries during the year ended March 31, 2009. Therefore expenses associated with these actions have not incurred and expensed.

Collectively, our actions will significantly impact the manner in which we operate our businesses.  Hence, we have restructured our operations.  As the nature our actions require the application of other authoritative guidance as discussed above, we did not provide the disclosures required under SFAS 146 in the footnotes to our financial statements.

Item 18.  Financial Statements

Note (1)(k)  Impairment of Long-Lived Assets, page F-12

Note (5)  Property, Plant and Equipment, page F-18

3.
Please tell us and disclose in future filings the specific long-lived assets that were impaired.  In addition, clarify the circumstances that resulted in the impairment of these assets and how you determined that amount of impairment.  Clarify the methodology and assumptions used to determine the amount of impairment for each of the long-lived assets.

The Company’s Response

In future filings, we will improve our disclosures of the methodologies and significant assumptions we used to determine the amounts of the impairment charges.  Our response to your comments regarding the specific long-lived assets impaired, circumstances leading to impairment and clarification of our methodology and significant assumptions are outlined below.

Long-lived assets that were impaired
The specific long-lived assets included in the impaired asset groups consisted of production facilities with land, buildings, machinery and equipment, tools, furniture and fixtures that were held and used primarily in our non-memory test systems, burn-in type test systems and mechatronics businesses.

Circumstances that resulted in the impairment
The operating environment in this fiscal year has shown signs of rapid economic downturn as a result of the global economic slowdown triggered by the U.S. financial crisis, which has worsened toward the end of the fiscal year ended March 31, 2009.  In the test systems market for semiconductor business, our customers experienced a substantial decline in demand for their products which are closely tied to consumer demand for mobile, digital and electronic devices and began postponing their capital expenditures.  As a result, they made substantial production adjustments in anticipation of a long period over which the consumer demand will recover. In the fourth quarter, some of our major customers revised their business forecasts reflecting a significant drop in projected orders of our test systems.

In addition, some of our customers underwent insolvencies and reorganizations in the fourth quarter, which further exacerbated the downward revision of our forecasts in the fourth quarter.

For instance, test systems for memory semiconductor business, the Company’s principal business with the largest market share in the world, had been expected to recover in the next fiscal year ending March 31, 2010 before the significant adverse change in our forecast. However, the Company’s expectation of a recovery needed to be delayed and the projected total revenues for the next fiscal year ending March 31, 2010 were substantially reduced below the previous forecast. Although the Company had been conducting certain cost reduction measures including eliminating part-time workers before the change in the Company’s forecast in the fourth quarter, we decided to implement additional cost reduction measures including the voluntary retirement program in February 2009.

These events and macroeconomic trends led to a significant decline in the Company’s operating results for the fiscal year ended March 31, 2009 when compared to the prior year.  Sales, operating loss and net loss before tax for this fiscal year ended March 31, 2009 were ¥76,652 million, ¥49,457 million and ¥52,761 million, respectively, whereas sales, operating income and net income before tax for the prior year were ¥182,767 million, ¥22,716 million and ¥23,533 million, respectively.

How we determine the amount of impairment, including methodology and assumptions used

Our methodology focuses on how we group assets in light of the vertical integration of our organization, as discussed in our response above.

To assess whether long-lived asset groups are impaired when an impairment indicator exists, we first estimate undiscounted cash flows.  We determined our estimates of undiscounted cash flows applying an in-use premise for our asset groups.  Because we group long-lived assets, we identified a primary asset within each asset group and projected cash flows over the remaining useful life of the primary asset.  To develop our projections of cash flows, we utilized our proprietary knowledge and judgments about our customers’ production plans and capital expenditure trends.   Additionally, we considered the impact of reduced headcount resulting from the voluntary special termination benefits offer.  Our estimates of cash flows reconcile to those used by us for recoverability of other assets and forecasts.  We used present value techniques to estimate fair value of the asset groups.  Impairment losses were calculated based on excess of the carrying amount of the long-lived asset over the long-lived asset’s fair value.

Applying our methodology and assumptions, we recorded impairment charges of long-lived assets during the year ended March 31, 2009.  Combined with the impairment of our goodwill, the impairment losses of long-lived assets and goodwill of ¥13,866 million are disclosed, including the breakdown by each reporting segment, in note (18) on page F-40.

Note (7)  Investment Securities, page F-19

4.	Please tell how you determined the amount of the impairment loss of ¥3 million on your available-for-sale equity securities and how you concluded that this loss was “other-than-temporary.”

The Company’s Response

The Company recorded the impairment loss of ¥3 billion on the Company’s available-for-sale equity securities. The equity securities consisted primarily of investments in marketable equity securities that have readily determinable fair values.

In determining the amount of the impairment loss of ¥3 billion on the Company’s available-for-sale equity, the Company referred to SEC Staff Accounting Bulletin Topic 5.M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (SAB Topic 5.M), which provides the SEC staff’s interpretive guidance for determining when a decline in fair value below cost for an available-for-sale equity security is other than temporary. The primary factors considered for the determination of other-than-temporary decline in fair values of those marketable equity securities was the length of time and the extent to which the security’s market value has been less than its cost.

The impairment losses on available-for-sale equity securities mainly consisted of a ¥1,981 million impairment loss on equity security of a Japanese company, and a ¥986 million of impairment loss on equity security of a foreign company, both of which are publicly traded.  Both stocks had quoted market prices that were below their cost basis since July 2008. After the credit crisis and market deterioration in September 2008, the severity of the decline became significant. At March 31, 2009, the quoted market price of each stock was at 34% of the cost basis (rate of decline was 66%), and 12% of the cost basis (rate of decline was 88%) respectively.  Considering the severity of the impairment and length of time of the impairment, the Company concluded that it was other than temporary and charged the impairment loss into earnings.

*           *           *

                      Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at 3-3217-7711 or by email at yuichi.kurita@advantest.com, our legal counsel Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, or our auditors Ernst & Young ShinNihon LLC (Attention: Tetsuya Naito) by telephone at +81-3-3503-1113, by fax at +81-3-3503-1317 or by email at naito-ttsy@shinnihon.or.jp, if you have additional questions or require additional information.

Very truly yours,

/s/	Yuichi Kurita
Name:	Yuichi Kurita
Title:	Director and Managing Executive Officer

cc:
Martin F. James (Senior Assistant Chief Accountant)
Jeanne Bennett  (Accounting Branch Chief)
Masahisa Ikeda (Shearman & Sterling LLP)
Testsuya Naito  (Ernst & Young ShinNihon LLC)
Atsushi Fujita (Advantest Corporation)